

Rodgers Okeya, CFE · 3rd

Certified Fraud Examiner with
Association of Certified Fraud
Examiners (ACFE)

Kenya · **Contact info**

500+ connections

Message   (More)

**Association of Certified
Fraud Examiners (ACFE)**

**African Market Research
Specialist, Economist,...**

Experience



Certified Fraud Examiner
Association of Certified Fraud Examiners (ACFE)
Apr 2021 – Present · 4 mos



Auditor
Office of the Auditor-General, Kenya · Full-time
Jan 2018 – Present · 3 yrs 7 mos
Nairobi, Kenya

The primary role of the Office of the Auditor General is to
ensure accountability within the three arms of government
(Legislature, Judiciary and Executive); as well as the 47
County Governments, State Corporations, Constitu ...see more



Director of Operations – Africa Region



Skycart · Full-time
Mar 2019 – Present · 2 yrs 5 mos
Nairobi, Kenya

Skycart enables companies to provide faster and more flexible deliveries through an integrated drone delivery platform and self-operating drones. It is the cutting-edge means of shipping and receiving nearly anything u| ...see more


Skycart.jpg

Consultant

Datum Intel
Aug 2016 – Dec 2020 · 4 yrs 5 mos
Kenya, Africa

INDUSTRIES

- B2B Services

...see more



Sagaci Research

1 yr 3 mos

Regional Analyst (Key client: Tier 1 Consulting Firm)
Oct 2015 – Aug 2016 · 11 mos
Nairobi

• Synthesized information from variety of sources to produce comprehensive research contents. Drafted 20+ reports, including over 10 African country profiles, industry reports, and company profile reports across Africa.   ...see more

Researcher (Key Clients: Global Retailer, Regional Manufacturer, Strategy Consulting Firm)
Jun 2015 – Sep 2015 · 4 mos
Nairobi

• Engaged in a study aimed at designing market entry strategy for a global retailer. Performed desk research, site identification and selection, and expert interviews. Conducted research activities including training and fieldwork. ...see more

Education

African Market Research Specialist, Economist,

Government Auditor, and Certified Fraud Examiner
2010 – 2022



Kenyatta University and University of Pavia
Masters of Economics

2014 – 2016

Core Units: Advanced Microeconomics; Advanced Macroeconomics; Advanced Statistics; Human Development; International Trade and Economic Development



Moi University
BA, Economics

2010 – 2014

Activities and Societies: Economics Students Association (ESA)

Core Units: Microeconomics; Macroeconomics; Econometrics; International Economics; and Development Economics



